

March 19, 2014

Via E-mail
John W. Foster
Chief Executive Officer
Odyssey Pictures Corporation
2321 Coit Road, Suite E
Plano, TX75075

> **Re:** **Odyssey Pictures Corporation**
> **Form 10-K for the fiscal year ended June 30, 2012**
> **Filed October 15, 2012**
> **Amendment 1 to Form 10-K for the fiscal year ended June 30, 2012**
> **Filed November 27, 2012**
> **Amendment 2 to Item 4.01 Form 8-K**
> **Filed February 24, 2014**
> **File No. 000-18954**

Dear Mr. Foster:

We have reviewed your response letter dated February 27, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing and by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2012

Consolidated Balance Sheets, page 9

1. We note your response to prior comment 1 but do not believe that your response fully addressed the concerns raised in our prior comment. In this regard, your response indicates that you achieved feasibility through customer research. Given that ASC 985-20-25-2 states that technological feasibility is established once a product design and a working model have been completed and the design and model have been tested, it is unclear how customer research achieved technological feasibility. Please explain in detail how you have satisfied the criteria outlined in ASC 985-20-25-2 required for

technological feasibility of your software product to be achieved and in order for capitalization of your related developments costs to be appropriate. Alternatively, please revise to eliminate these capitalized costs from your balance sheet.

2. Our prior comment 3 requested that your additional disclosures provided in response to our prior comments be included in an amended 10-K for the year ended June 30, 2012. In this regard, please file your amended 10-K as soon as possible.

Form 10-K/A for the fiscal year ended June 30, 2012

Item 15. Exhibits and Financial Statement Schedules

3. We note your response to prior comment 10 and reissue. In Schedule A of your response letter, you appear to have included footnote references without the corresponding footnotes. Please amend your filing to file, or appropriately incorporate by reference, the exhibits required by Item 601 of Regulation S-K.

Form 8-K/A filed February 24, 2014

4. We note that your financial statements for the fiscal year ended June 30, 2012 were audited by Patrick Rodgers, CPA, PA. Effective March 6, 2014, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Patrick Rodgers, CPA, PA. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/2014_Rodgers.pdf

As Patrick Rodgers, CPA, PA is no longer registered with the PCAOB; you may not include its audit reports or consents in your filings with the Commission. If Patrick Rodgers, CPA, PA audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please amend your Item 4.01 Form 8-K/A filed February 24, 2014 to indicate that the PCAOB has revoked the registration of your prior auditor, Patrick Rodgers, CPA, PA. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain an amended Exhibit 16 letter from Patrick Rodgers, CPA, PA at the time you file your amended Form 8-K, please disclose this fact in the Form 8-K.

Once you explain Patrick Rodgers, CPA, PA's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your amended Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than April 2, 2014.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donnie Field at 202-551-3680 or Loan Lauren P. Nguyen, Special Counsel, at 202-551-3642 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief